SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 30201; File No. 812-13967]

Wells Fargo Funds Trust, et al.; Notice of Application

September 12, 2012

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 12(d)(1)(J) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (2) of the Act, and under section 6(c) of the Act for an exemption from rule 12d1-2(a) under the Act.

Summary of the Application: The requested order would (a) permit certain registered open-end management investment companies to acquire shares of other registered open-end management investment companies and unit investment trusts ("UITs") that are within and outside the same group of investment companies as the acquiring investment companies, and (b) permit funds of funds relying on rule 12d1-2 under the Act to invest in certain financial instruments.

Applicants: Wells Fargo Funds Trust ("Trust"), on behalf of its series, Wells Fargo Advantage WealthBuilder Conservative Allocation Portfolio, Wells Fargo Advantage WealthBuilder Moderate Balanced Portfolio, Wells Fargo Advantage WealthBuilder Growth Balanced Portfolio, Wells Fargo Advantage WealthBuilder Growth Allocation Portfolio, Wells Fargo Advantage WealthBuilder Equity Portfolio and Wells Fargo Advantage WealthBuilder Tactical Equity Portfolio (collectively, the "WealthBuilder Portfolios"), and Wells Fargo Funds Management, LLC ("WFFM" or the "Adviser").

<u>Filing Dates</u>: The application was filed on October 12, 2011, and amended on May 10, 2012,

and August 27, 2012. Applicants have agreed to file an amendment during the notice period, the

substance of which is reflected in this notice.

<u>Hearing or Notification of Hearing</u>: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on October 9, 2012, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Elizabeth M. Murphy, Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090. Applicants: 525 Market Street, 12th Floor, San

Francisco, CA 94105.

<u>For Further Information Contact</u>: Deepak T. Pai, Senior Counsel, at (202) 551-6876, or Mary

Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

<u>Supplementary Information</u>: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by

calling (202) 551-8090.

<u>Applicants' Representations</u>

     1.   The Trust is a Delaware statutory trust and is registered as an open-end

management investment company under the Act. The WealthBuilder Portfolios are series of the

Trust, and each pursues a distinct investment objective and strategy.[1] The WealthBuilder

Portfolios are the only Wells Fargo Advantage Funds that currently intend to rely on the

requested order. In the future, other Wells Fargo Advantage Funds, including series of Wells

Fargo Variable Trust, that pursue their investment objective by investing in Underlying Funds

(as defined below) may rely on the requested order.[2]

2.   The Adviser is registered as an investment adviser under the Investment Advisers

Act of 1940 ("Advisers Act") and serves as investment adviser for each Wells Fargo Advantage

Fund.[3] The Adviser may engage one or more affiliated or unaffiliated subadvisers (each a

"Subadviser"). Each Subadviser will be registered as an investment adviser under the Advisers

Act.

3.   Applicants request an order to permit (a) certain Wells Fargo Advantage Funds

that operate as a "fund of funds" (each, a "Wells Fargo Fund-of-Funds") to acquire shares of (i)

registered open-end management investment companies that are not part of the same "group of

investment companies," within the meaning of section 12(d)(1)(G)(ii) of the Act, as the Wells

Fargo Fund-of-Funds (the "Unaffiliated Investment Companies") and unit investment trusts

("UITs") that are not part of the same "group of investment companies" as the Wells Fargo

---

[1] Applicants request that the relief apply to any existing or future registered open-end management investment companies and any series thereof that are part of the same group of investment companies (as defined in section 12(d)(1)(G)(ii) of the Act) as the WealthBuilder Portfolios and that are, or may in the future be, advised by WFFM (together with the WealthBuilder Portfolios, the "Wells Fargo Advantage Funds").

[2] Shares of the series of Wells Fargo Variable Trust are not offered directly to the public. Shares of each series of Wells Fargo Variable Trust are offered to separate accounts that are registered as investment companies under the Act ("Registered Separate Accounts") or that are not registered under the Act ("Unregistered Separate Accounts", and together with the Registered Separate Accounts, "Separate Accounts") of affiliated and unaffiliated insurance companies (collectively, "Insurance Companies") as the underlying investment vehicles for the variable life insurance and variable annuity contracts ("Variable Contracts") issued by the Insurance Companies.

[3] The term "WFFM" or "Adviser" includes any existing or future entity controlling, controlled by or under common control with Wells Fargo Funds Management, LLC and any successor thereto. A successor entity is limited to any entity that results from a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

Fund-of-Funds ("Unaffiliated Trusts" and together with the Unaffiliated Investment Companies, "Unaffiliated Funds"),[4] and (ii) registered open-end management companies or UITs that are part of the same "group of investment companies" as the Wells Fargo Fund-of-Funds (collectively, "Affiliated Funds," and together with the Unaffiliated Funds, "Underlying Funds") and (b) each Underlying Fund, any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 ("Broker") to sell shares of the Underlying Fund to the Wells Fargo Fund-of-Funds.[5] Applicants also request an order under sections 6(c) and 17(b) of the Act to exempt applicants from section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Wells Fargo Funds-of-Funds and redeem their shares from Wells Fargo Funds-of-Funds.

4.   Applicants also request an exemption under section 6(c) from rule 12d1-2 under the Act to permit any existing or future Wells Fargo Fund-of-Funds that relies on section 12(d)(1)(G) of the Act ("Same Group Fund of Funds") and that otherwise complies with rule 12d1-2 to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of section 2(a)(36) of the Act ("Other Investments").

---

[4] Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices ("ETFs").

[5] All entities that currently intend to rely on the requested order are named as applicants, and any other entity that relies on the order in the future will comply with the terms and conditions of the application.

Applicants' Legal Analysis

Investments in Underlying Funds

A.   Section 12(d)(1)

1.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter, and any broker or dealer from selling the investment company's shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants seek an exemption under section 12(d)(1)(J) of the Act to permit a Wells Fargo Funds-of-Funds to acquire shares of the Underlying Funds in excess of the limits in section 12(d)(1)(A), and an Underlying Fund, any principal underwriter for an Underlying Fund, and any Broker to sell shares of an Underlying Fund to a Wells Fargo Fund-of-Funds in excess of the limits in section 12(d)(1)(B) of the Act.

3.   Applicants state that the terms and conditions of the proposed arrangement will not give rise to the policy concerns underlying sections 12(d)(1)(A) and (B), which include

concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees, and overly complex fund structures. Accordingly, applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

4. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate (as defined below) over the Unaffiliated Funds.[6] To limit the control that a Wells Fargo Fund-of-Funds may have over an Unaffiliated Fund, applicants propose condition 1 prohibiting the Adviser, any person controlling, controlled by, or under common control with the Adviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Adviser or any person controlling, controlled by, or under common control with the Adviser (the "Advisory Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Subadviser within the meaning of section 2(a)(20)(B) of the Act to a Wells Fargo Fund-of-Funds, any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (the "Subadvisory Group").

5. Applicants also propose conditions to limit the potential for undue influence over the Unaffiliated Funds, including that no Wells Fargo Fund-of-Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated

---

[6] A "Fund of Funds Affiliate" is the Adviser, any Subadviser, promoter or principal underwriter of a Wells Fargo Fund-of-Funds, as well as any person controlling, controlled by, or under common control with any of those entities. An "Unaffiliated Fund Affiliate" is an investment adviser, sponsor, promoter, or principal underwriter of an Unaffiliated Fund, as well as any person controlling, controlled by, or under common control with any of those entities.

Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, Subadviser, or employee of the Wells Fargo Fund-of-Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, Subadviser, or employee is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to an Unaffiliated Fund is covered by section 10(f) of the Act.

6.   As an additional assurance that an Unaffiliated Investment Company understands the implications of an investment by a Wells Fargo Fund-of-Funds under the requested order, prior to a Wells Fargo Fund-of-Funds' investment in the shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(1)(A)(i) of the Act, the Wells Fargo Fund-of-Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their boards of directors or trustees ("Boards") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Wells Fargo Fund-of-Funds in the secondary market) will retain its right at all times to reject any investment by a Wells Fargo Fund-of-Funds.[7]

7.   Applicants state that they do not believe that the proposed arrangement will involve excessive layering of fees. The Board of the Wells Fargo Fund-of-Funds, including a

---

[7] An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Wells Fargo Fund-of-Funds in excess of the limit in section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Wells Fargo Fund-of-Funds.

majority of the trustees who are not "interested persons" (within the meaning of section 2(a)(19)

of the Act) ("Independent Trustees"), will find that the advisory fees charged under any

investment advisory or management contract are based on services provided that will be in

addition to, rather than duplicative of, the services provided under the advisory contract(s) of any

Underlying Fund in which the Wells Fargo Fund-of-Funds may invest. In addition, the Adviser

will waive fees otherwise payable to it by the Wells Fargo Fund-of-Funds in an amount at least

equal to any compensation (including fees received pursuant to any plan adopted by an

Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated

Fund by the Adviser or an affiliated person of the Adviser, other than any advisory fees paid to

the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with

the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund.

8.   Applicants state that with respect to Registered Separate Accounts that may invest

in a Wells Fargo Fund-of-Funds in the future, no sales load will be charged at the Wells Fargo

Fund-of-Funds level or at the Underlying Fund level. Other sales charges and service fees, as

defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct Rule 2830"),[8] if any,

will only be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not

both. With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges

and/or service fees charged with respect to shares of the Wells Fargo Fund-of-Funds will not

exceed the limits applicable to funds of funds as set forth in NASD Conduct Rule 2830.

9.   Applicants represent that if a series of Wells Fargo Variable Trust operates as a

Wells Fargo Fund-of-Funds in the future, each such Wells Fargo Fund-of-Funds will represent in

its Participation Agreement that no Insurance Company sponsoring a Registered Separate

---

[8] Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule
2830 that may be adopted by FINRA.

Account funding Variable Contracts will be permitted to invest in the Wells Fargo Fund-of-Funds unless the Insurance Company has certified to the Wells Fargo Fund-of-Funds that the aggregate amount of all fees and charges associated with each Variable Contract that invests in the Wells Fargo Fund-of-Funds, including fees and charges at the Separate Account, Wells Fargo Fund-of-Funds, and Underlying Fund levels, is reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Insurance Company.

10.   Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except in certain circumstances identified in condition 11 below.

B.   Section 17(a)

1.   Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.

2.   Applicants state that a Wells Fargo Fund-of-Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another. Applicants also state that a Wells Fargo Fund-of-Funds and the Unaffiliated Funds

might be deemed to be affiliated persons of one another if the Wells Fargo Fund-of-Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities. In light of these and other possible affiliations, section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Wells Fargo Fund-of-Funds.

3.   Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

4.   Applicants submit that the proposed transactions satisfy the standards for relief under sections 17(b) and 6(c) of the Act.[9] Applicants state that the terms of the transactions are reasonable and fair and do not involve overreaching. Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Wells Fargo Fund-of-Funds will be based on the net asset value of the Underlying Fund.[10] Applicants state that the

_____

[9] Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Wells Fargo Fund-of-Funds, or an affiliated person of such person, for the purchase by a Wells Fargo Fund-of-Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Wells Fargo Fund-of-Funds may be prohibited by section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.

[10] Applicants note that a Wells Fargo Fund-of-Funds generally would purchase and sell shares of an Unaffiliated Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Unaffiliated Fund. To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Wells Fargo Fund-of-Funds and an ETF), relief from section 17(a) would not be necessary. The requested relief is intended to cover, however, transactions directly between ETFs and a Wells Fargo Fund-of-Funds. Applicants are not seeking relief from section 17(a) for, and the requested

10

proposed transactions will be consistent with the policies of each Wells Fargo Fund-of-Funds

and each Underlying Fund and with the general purposes of the Act.

Other Investments by Same Group Funds of Funds

1.   Section 12(d)(1)(G) of the Act provides that section 12(d)(1) will not apply to

securities of an acquired company purchased by an acquiring company if: (i) the acquiring

company and acquired company are part of the same group of investment companies; (ii) the

acquiring company holds only securities of acquired companies that are part of the same group

of investment companies, government securities, and short-term paper; (iii) the aggregate sales

loads and distribution-related fees of the acquiring company and the acquired company are not

excessive under rules adopted pursuant to section 22(b) or section 22(c) of the Act by a securities

association registered under section 15A of the Exchange Act or by the Commission; and (iv) the

acquired company has a policy that prohibits it from acquiring securities of registered open-end

management investment companies or registered unit investment trusts in reliance on section

12(d)(1)(F) or (G) of the Act.

2.   Rule 12d1-2 under the Act permits a registered open-end investment company or

a registered UIT that relies on section 12(d)(1)(G) of the Act to acquire, in addition to securities

issued by another registered investment company in the same group of investment companies,

government securities, and short-term paper: (1) securities issued by an investment company that

is not in the same group of investment companies, when the acquisition is in reliance on section

12(d)(1)(A) or 12(d)(1)(F) of the Act; (2) securities (other than securities issued by an

investment company); and (3) securities issued by a money market fund, when the investment is

---

relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person of a Wells Fargo Fund-of-Funds, because an investment adviser to the ETF is also an investment adviser to the Wells Fargo Fund-of-Funds.

in reliance on rule 12d1-1 under the Act. For the purposes of rule 12d1-2, "securities" means any security as defined in section 2(a)(36) of the Act.

3.	Applicants state that the proposed arrangement would comply with the provisions of rule 12d1-2 under the Act, but for the fact that the Same Group Fund of Funds may invest a portion of their assets in Other Investments. Applicants request an order under section 6(c) of the Act for an exemption from rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments. Applicants assert that permitting Same Group Funds of Funds to invest in Other Investments as described in the application would not raise any of the concerns that the requirements of section 12(d)(1) were designed to address.

4.	Consistent with its fiduciary obligations under the Act, the Board of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

Applicants' Conditions

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.	The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust). A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.   No Wells Fargo Fund-of-Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Wells Fargo Fund-of-Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.   The Board of each Wells Fargo Fund-of-Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Wells Fargo Fund-of-Funds are conducting the investment program of

the Wells Fargo Fund-of-Funds without taking into account any consideration received by the Wells Fargo Fund-of-Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4. Once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Investment Company to a Wells Fargo Fund-of-Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5. No Wells Fargo Fund-of-Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6. The Board of an Unaffiliated Investment Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an

investment by a Wells Fargo Fund-of-Funds in the securities of the Unaffiliated Investment

Company exceeds the limit of section 12(d)(l)(A)(i) of the Act, including any purchases made

directly from an Underwriting Affiliate. The Board of the Unaffiliated Investment Company will

review these purchases periodically, but no less frequently than annually, to determine whether

the purchases were influenced by the investment by the Wells Fargo Fund-of-Funds in the

Unaffiliated Investment Company. The Board of the Unaffiliated Investment Company will

consider, among other things, (a) whether the purchases were consistent with the investment

objectives and policies of the Unaffiliated Investment Company; (b) how the performance of

securities purchased in an Affiliated Underwriting compares to the performance of comparable

securities purchased during a comparable period of time in underwritings other than Affiliated

Underwritings or to a benchmark such as a comparable market index; and (c) whether the

amount of securities purchased by the Unaffiliated Investment Company in Affiliated

Underwritings and the amount purchased directly from an Underwriting Affiliate have changed

significantly from prior years. The Board of the Unaffiliated Investment Company will take any

appropriate actions based on its review, including, if appropriate, the institution of procedures

designed to assure that purchases of securities in Affiliated Underwritings are in the best interests

of shareholders.

       7.   Each Unaffiliated Investment Company shall maintain and preserve permanently

in an easily accessible place a written copy of the procedures described in the preceding

condition, and any modifications to such procedures, and shall maintain and preserve for a period

not less than six years from the end of the fiscal year in which any purchase in an Affiliated

Underwriting occurred, the first two years in an easily accessible place, a written record of each

purchase of securities in an Affiliated Underwriting once an investment by a Wells Fargo Fund-of-Funds in the securities of an Unaffiliated Investment Company exceeds the limit of section

12(d)(l)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b)

identity of the underwriting syndicate's members, (c) terms of the purchase, and (d) information

or materials upon which the determinations of the Board of the Unaffiliated Investment

Company were made.

8.   Prior to its investment in shares of an Unaffiliated Investment Company in excess

of the limit in section 12(d)(l)(A)(i) of the Act, the Wells Fargo Fund-of-Funds and the

Unaffiliated Investment Company will execute a Participation Agreement stating, without

limitation, that their Boards and their investment advisers understand the terms and conditions of

the order and agree to fulfill their responsibilities under the order. At the time of its investment

in shares of an Unaffiliated Investment Company in excess of the limit in section 12(d)(l)(A)(i),

a Wells Fargo Fund-of-Funds will notify the Unaffiliated Investment Company of the

investment. At such time, the Wells Fargo Fund-of-Funds will also transmit to the Unaffiliated

Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting

Affiliate. The Wells Fargo Fund-of-Funds will notify the Unaffiliated Investment Company of

any changes to the list of the names as soon as reasonably practicable after a change occurs. The

Unaffiliated Investment Company and the Wells Fargo Fund-of-Funds will maintain and

preserve a copy of the order, the Participation Agreement, and the list with any updated

information for the duration of the investment and for a period of not less than six years

thereafter, the first two years in an easily accessible place.

9.   Before approving any advisory contract under section 15 of the Act, the Board of

each Wells Fargo Fund-of-Funds, including a majority of the Independent Trustees, shall find

that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Wells Fargo Fund-of-Funds may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Wells Fargo Fund-of-Funds.

10.   The Adviser will waive fees otherwise payable to it by a Wells Fargo Fund-of-Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Wells Fargo Fund-of-Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Wells Fargo Fund-of-Funds in the Unaffiliated Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Wells Fargo Fund-of-Funds.

11.   No Underlying Fund will acquire securities of any other investment company or company relying on section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company

pursuant to exemptive relief from the Commission permitting such Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12. With respect to Registered Separate Accounts that invest in a Wells Fargo Fund-of-Funds, no sales load will be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Wells Fargo Fund-of-Funds level or at the Underlying Fund level, not both. With respect to other investments in a Wells Fargo Fund-of-Funds, any sales charges and/or service fees charged with respect to shares of a Wells Fargo Fund-of-Funds will not exceed the limits applicable to funds of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of Funds to invest in Other Investments shall be subject to the following condition:

13. Applicants will comply with all provisions of rule 12d1-2 under the Act, except for paragraph (a)(2), to the extent that it restricts any Same Group Fund of Funds from investing in Other Investments as described in the application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

> Kevin M. O'Neill
> Deputy Secretary